Commerce Bancshares, Inc.

1000 Walnut Street Post Office Box 419248 Kansas City Missouri 64141-6248 (816) 234-2000

September 14, 2011

By Edgar Filing

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Dear Ms. Hayes:

We are in receipt of your letter dated August 24, 2011 wherein you have requested further information with respect to our proxy statement disclosure regarding long term equity awards. In response we submit the following:

Long-Term Equity Awards, page 22

You ask that we explain how the Committee determines equity awards tied to current year performance, and to expand our disclosure to specify what performance or contributions resulted in adjustments. Please refer to our revised disclosure of this section as contained in Exhibit H below. Adjustments to Current Year Restricted Stock awards, if any, made by the Committee are made as disclosed in the exhibit and would be different for each NEO, so it is not feasible to list specific performance measurements.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

Should you need added information about any of the details provided above, please do not hesitate to contact me directly at 816-234-2685. Thank you.

Sincerely,

James L. Swarts, Secretary
james.swarts@commercebank.com
Fax 816-234-2333

Exhibit H
Long-Term Equity Awards

Stock option and restricted stock grants have historically been awarded in two separate ways to provide our executive officers with long-term equity awards for current year profit growth, and for longer-term profit growth to more closely align their interests with the interests of our shareholders, and for retention purposes. The 2005 Equity Incentive Plan, which was approved at the 2005 Annual Meeting of Shareholders, provides for the issuance of equity-based awards, including stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units, and performance shares and performance units. Commencing in 2009, the Company began issuing Restricted Stock awards in lieu of SARs. Both equity awards are listed in the Grants of Plan-Based Awards in 2010 on page 27 and were granted on the same date.

First, there is an annual equity award consisting of restricted stock, for longer-term profit growth (the “Long Term Restricted Stock”), given to NEOs and other Company officers and senior employees each year using the following formula: 35% of the average annual cash incentive target for the officer for the three prior years, multiplied by the average Company Performance Factor for the three prior years. This formula was determined by the Committee in past years for long-term performance and the formula has not changed in 2010. The Long Term Restricted Stock Award vests at the end of five years from the date of grant. For example: The Company Performance Factors for 2010, 2009 and 2008 were 101.8%, 60% and 30.8%, respectively. Therefore, the three-year average Company Performance Factor in 2010 was 64.2%. If the NEO's three-year average annual cash incentive target were $100,000, the officer would receive restricted stock in 2010 equal to $22,470 ($100,000 * 35% * 64.2% = $22,470).

Second, the Committee also awards restricted stock to NEOs for current year Company performance (the “Current Year Restricted Stock”). The Current Year Restricted Stock award represents a percentage of salary established by comparison to, but not necessarily the same as, the 50th percentile of the Benchmarks and remains constant from year to year. The Current Restricted Stock Award contains vesting periods such that one third of the award vests on the fifth, sixth and seventh year anniversaries of the grant date, but each third will vest if and only if the Company has cumulative positive net income for the period beginning on January 1 of the year of grant and ending on the December 31 that precedes the date such one third of the award would otherwise fully vest.

The sum of the targeted Long Term Restricted Stock award (based on an assumed average 100% Company Performance Factor for the three years) for the current year and the number of shares of Current Year Restricted Stock that were awarded for the prior year for each person are compared to the 50th percentile of the applicable equity award Benchmarks for that person's position. The value of both awards was determined based on the Company's current stock price at grant date multiplied by the number of assumed shares. The Compensation Committee compared the amount of both assumed awards to the 50th percentile of the equity portion of the Benchmark and if that portion of the current Benchmark has changed from previous years so that a Current Year Restricted Stock award at the prior's year's level would have deviated from that portion of the Benchmark in an amount the Compensation Committee determines to be inequitable, the Compensation Committee has made subjective adjustments based on its evaluation of overall individual performance, experience, specific requirements of each job and contribution of each job to the Company's success to determine the Current Year Restricted Stock to be awarded for the current year. The Committee also considered stock /SAR grant practices of the companies used in the Benchmarks, the level of FAS 123R expense that the Company will incur, and expected long-term Company performance. The holders of restricted stock will receive cash dividends declared by the Company prior to the vesting date. Stock dividends will accrue and vest according to the terms of the award.